Exhibit 99.1

Fuling Global Special Committee Retains Independent Advisors

In Connection with Considering Proposal from Buyer Group

WENLING, China, July 24, 2020 -- Fuling Global Inc. (Nasdaq: FORK) ("Fuling Global" or the "Company"), a manufacturer and distributor of mainly environmentally-friendly plastic and paper foodservice disposable products, today announced that the special committee (the “Special Committee”) of its board of directors (the “Board”) has retained Houlihan Lokey, Inc. as its financial advisor, King & Wood Mallesons, LLP as its United States legal counsel and Conyers Dill & Pearman as its Cayman Islands legal counsel, to advise in the review of the previously-announced non-binding proposal from a buyer group (the “Buyer Group”) to acquire all of the outstanding ordinary shares of the Company that are not already held by the Buyer Group for cash consideration of $2.18 per share.

The Buyer Group includes Ms. Guilan Jiang, founder and chairwoman of the Board of the Company, on behalf of herself and her extended family members (the “Founder Family”) who are shareholders of the Company, and Mr. Qijun Huang, an individual financial investor.

The Special Committee continues to evaluate and consider the proposal, as well as other alternatives that may be available to the Company. The Company does not intend to comment on or disclose further developments regarding the Special Committee’s evaluation, unless and until it deems further disclosure is appropriate or required.

This communication shall not constitute a solicitation to buy or an offer to sell shares of Fuling Global’s common stock. There can be no assurance that any definitive offer will be made, that any agreement will be executed, or that this or any other transaction will be approved or consummated.

About Fuling Global Inc.

Fuling Global manufactures and distributes mainly environmentally-friendly disposable serviceware for the foodservice industry, with six precision manufacturing facilities in the U.S., Mexico, Indonesia and China. The Company's plastic and paper serviceware products include disposable cutlery, drinking straws, cups, plates and other plastic and paper products and are used by more than one hundred customers, including some of the world's most notable quick-service restaurants and retailers, primarily in the U.S., China, Canada and European countries. More information about the Company can be found at: http://ir.fulingglobal.com/.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about Fuling Global’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement All information provided in this press release is as of the date of this press release, and Fuling Global does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

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For more information, please contact:

PondelWilkinson Inc.
Judy Lin Sfetcu / Roger Pondel
Email: jsfetcu@pondel.com
Phone: +1-310-279-5980